                                                                     EXHIBIT 2.2

                            LIST OF OMITTED SCHEDULES



1. The Disclosure Schedule delivered by The Writer Corporation to Standard Pacific Corp. pursuant to the Agreement and Plan of Merger dated as of April 14, 2000 among Standard Pacific Corp., The Writer Corporation and TWC Acquisition Corp.

         The omitted Disclosure Schedule includes responses by The Writer Corporation to specific sections of the Merger Agreement regarding specific organization, capitalization, operating activities, business relationships, financial information of the Company.

Pursuant to Item 601(b)(2) of Regulation S-K, the Company agrees to furnish supplementally a copy of the omitted Disclosure Schedule to the Commission, upon the Commission's request.